UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Call to Ordinary and Extraordinary General Shareholders’ Meeting for December 21, 2022 and proposals of the Board of Directors to the Shareholders’ Meeting regarding the items in the Agenda.

Buenos Aires, November 25, 2022

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Documentation of the Ordinary and Extraordinary General Shareholders’ Meeting summoned for December 21, 2022

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to submit the following documentation of the referred Shareholders’ Meeting summoned for December 21, 2022.

We hereby attach:

a)	The call to an Ordinary and Extraordinary General Shareholders’ Meeting.

b)	The proposals of the Board of Directors to the Shareholders’ Meeting regarding the items in the Agenda.

Sincerely,

Luis Fernando Rial Ubago

Responsible for Market Relations

FREE TRANSLATION

CALL FOR AN ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
OF TELECOM ARGENTINA S.A.

The Shareholders of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) are summoned to an Ordinary and Extraordinary General Shareholders’ Meeting to be held on December 21, 2022, at 11 a.m. on the first call, and at 12 p.m. on the second call to deliberate upon the agenda of the ordinary Shareholders’ Meeting, to be held remotely according to the provisions of the General Resolution No. 830/2020 of the Comisión Nacional de Valores, in order to consider the following items:

AGENDA

1)	Holding of the Shareholders’ Meeting remotely.

2)	Appointment of two shareholders to sign the Minutes of the Meeting.

3)	Appointment of a director to serve from January 1, 2023 and until the end of the fiscal year 2023.

4)	Consideration of the performance of the resigning director up to the date of this Shareholders’ Meeting.

THE BOARD OF DIRECTORS

Note 1: Item 1 on the Agenda will be addressed with the quorum necessary for extraordinary meetings and will be subject to the majority required by section 1 penultimate paragraph of General Resolution No. 830/2020 of the Comisión Nacional de Valores.

Note 2: Within the regulatory deadline, the documents related to the Shareholders’ Meeting may be consulted on the Comisión Nacional de Valores’ website and on Telecom Argentina’s website: www.telecom.com.ar.

Note 3: Pursuant to the provisions of CNV Rules in section 22 of Chapter II, Title II, at the time of registration to take part in the Shareholders’ Meeting and at the time of attending the Shareholders’ Meeting, shareholders must supply all the details of the holders and their representatives. Legal entities and other legal structures must provide the information and deliver the documentation as required by the CNV Rules in sections 24, 25 and 26 of Chapter II, Title II.

Note 4: Those registered to participate in the Shareholders’ Meeting as custodians or administrators of any third party shareholdings are reminded of the need to fulfill the requirements of section 9, Chapter II, Title II of the CNV Rules, to be able to cast a vote in a divergent manner.

Note 5: Shareholders are requested to be present at least 15 minutes prior to the scheduled time of the Shareholders’ Meeting.

Note 6: (i)The Shareholders’ Meeting will be held remotely, complying with the precautions provided by the General Resolution No. 830/2020 of the Comisión Nacional de Valores or the rule that may substitute said Resolution in the future, by using the Cisco Webex system, which allows the simultaneous transmission of sound, images and words throughout the entire Shareholders’ Meeting; (ii) Shareholders must communicate their attendance to the Shareholders’ Meeting to the email address: AsuntosSocietarios@teco.com.ar until December 15, 2022, at 5:00 p.m. The holders of Class B and Class C Shares must attach to their communication the respective book-entry shareholding certificates issued for this purpose by Caja de Valores S.A.; (iii) The link and the instructions to access the system, together with the indications about the Shareholders’ Meeting, will be sent to the shareholders who communicate their attendance to the Shareholders’ Meeting, to the email address indicated in their attendance confirmation, in accordance with item (ii); (iv) Shareholders must provide the following information regarding the holder of the shares: name and surname or full corporate name; type and number of identity card or registration data with precise identification of the specific registry and its jurisdiction; address, with indication of its kind. In addition, they must provide the same information regarding the representative(s) of the holder of the shares that will attend the Shareholders’ Meeting; (v)  The Shareholders taking part at the Shareholders’ Meeting through attorneys-in-fact must send to the Company five (5) business days before the Shareholders’ Meeting the corresponding power-of-attorney , which shall be duly authenticated; (vi) At the time of voting, each shareholder will be required to vote on each item, and each vote will be cast through the Cisco Webex system which enables the simultaneous transmission of sound, images and words.

PROPOSALS OF THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY
GENERAL SHAREHOLDERS’ MEETING.

Proposal for the First Item on the Agenda:

The proposal to the Shareholders’ Meeting is that “the holding of the Shareholders´ Meeting remotely be approved according to Resolution N° 830/2020 of the Comisión Nacional de Valores (CNV)”.

Proposal for the Second Item on the Agenda:

The proposal to the Shareholders’ Meeting is that “the Shareholders propose the persons that will sign the Meeting Minutes.”

Proposal for the Third Item on the Agenda:

The Board of Directors abstains from making a proposal with respect to this item. The shareholders that propose the appointment of a director are reminded of the need to inform the Shareholders’ Meeting if the nominees qualify as “independent” or “non-independent” directors in accordance with the CNV Rules.

Proposal for the Fourth Item on the Agenda:

No proposal is formulated regarding this item, leaving for the consideration of the Shareholders’ Meeting the performance of the resigning director, up to the date of this Shareholders’ Meeting.

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 25, 2022	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations